SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of September, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES IS NAMED BEST AIRLINE IN CENTRAL AMERICA AND THE CARIBBEAN BY SKYTRAX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 09/8/2008	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

NEWS RELEASE	CONTACTS:	Patricia Roquebert - Panama
(507) 304-2672 Carmina Reyes - U.S. (210) 222-1933

COPA AIRLINES IS NAMED BEST AIRLINE
IN CENTRAL AMERICA AND THE CARIBBEAN BY SKYTRAX
Copa also recognized for best cabin staff in the region

PANAMA CITY, Sept. 8 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), has been named "Best Airline" in Central America and the Caribbean for the fifth consecutive year by the independent aviation industry research company Skytrax.

Copa Airlines also received recognition in the regional airline category of "Best Cabin Staff" in Central America and the Caribbean.

The results were based on an annual survey conducted by Skytrax, taken from responses of more than 15.4 million passengers representing 95 different nationalities.

"Copa Airlines is proud to receive once again this important award, which confirms our commitment to maintaining a world-class operation continuously focused on meeting and exceeding our passengers expectations," said Pedro Heilbron, CEO, Copa Airlines. "We owe this to the efforts of a great team -- people who year after year demonstrate the high level of dedication and professionalism."

The recognition of "Best Cabin Staff" in the region incorporates categories such as assistance during the boarding process and food service, as well as the crew's friendliness and attentiveness, among others.

The World Airline Awards(TM) are based on a survey conducted between August 2007 and June 2008. The survey covers more than 35 different aspects of passenger satisfaction for an airline's product and service standards, evaluating the "typical" travel experience.

-- more --

Copa Airlines Named Best Airline in Central America by Skytrax, p. 2

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 126 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. Aero República, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin. For more information, visit www.copaair.com.